Filed by CF Acquisition Corp. VI

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Commission File No.: 333-262725

Rumble Sets New Record for Monthly Active Users

In the second quarter of 2022, the company saw 76% year-over-year growth of monthly active users.

TORONTO, Canada, August 15, 2022 — Today, the online video platform Rumble announced that its user base reached a new high in the second quarter of 2022, increasing to an average of 44 million average monthly active users (MAUs) and representing a 76 percent increase compared to the second quarter of 2021.

The company also announced a record for uploaded content in the second quarter of 2022, with users uploading 8,948 video hours per day, representing 283 percent growth versus the same quarter last year. User engagement also continued its extremely strong growth trajectory, with Rumble users watching an average of 8.1 billion minutes per month (MWPM), an increase of 62 percent from the second quarter of 2021.

“There is no doubt in my mind that we are at a point of no return for Big Tech. Their platforms will continue to experience slowed growth and declines, while platforms supporting freedom and creative independence will continue to grow,” said Rumble CEO Chris Pavlovski. “I have never been prouder of our employees, viewers, and creators for supporting this mission.”

Rumble is a high-growth neutral video platform that is creating the rails and independent infrastructure designed to be immune to cancel culture. Rumble's mission is to restore the Internet to its roots by making it free and open once again. Additionally, the company announced in December 2021 the execution of a definitive business combination agreement with CF Acquisition Corp. VI (NASDAQ: CFVI). See the announcement here: https://corp.rumble.com

Information About Performance Indicators

Monthly Active Users (“MAUs”). Rumble uses MAUs as a measure of audience engagement to help it understand the volume of users engaged with its content on a monthly basis. MAUs represent the total web and app users of Rumble for each month, reflecting unique web and app users, based on data provided by third-party analytics providers using company-set parameters. The analytics systems and the resulting data have not been independently verified. There is a potential for minor overlap in the resulting data due to users who access Rumble’s content from both the web and the app in a given measurement period; however, given that we believe this minor overlap to be immaterial, we do not separately track or report “unique users” as distinct from MAUs. MAUs do not include embedded video, certain connected TV users, or users of the Locals platform.

Minutes Watched Per Month (“MWPM”). Rumble uses MWPM as a measure of audience engagement to help it understand the volume of users engaged with its content on a monthly basis and the intensity of users’ engagement with the platform. MWPM represents the monthly average of minutes watched per user within a quarterly period. MWPM is calculated by converting actual bandwidth consumption into minutes watched, using Rumble management’s best estimate of video resolution quality mix and various encoding parameters. Bandwidth consumption includes video traffic across the entire Rumble platform (website, apps, embedded video, connected TV, etc.), as well as what Rumble management believes is a nominal amount of non-video traffic. Starting in the second quarter of 2022, we began transitioning a portion of Locals’ bandwidth consumption to Rumble’s infrastructure.

Hours of Uploaded Video Per Day. Rumble uses the amount of hours of uploaded video per day as a measure of content creation to help it understand the volume of content being created and uploaded to Rumble on a daily basis.

Forward-Looking Statements

This press release contains “forward-looking statements” relating to Rumble and its business, which include, but are not limited to, statements regarding Rumble’s expectations, hopes, beliefs, intentions or strategies regarding the future. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to assumptions, risks and uncertainties. These statements are based on various assumptions, whether or not identified in this press release. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Rumble. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Rumble assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Rumble gives no assurance that Rumble will achieve its expectations.

Important Information and Where to Find It

This press release relates to a proposed transaction between Rumble and CFVI. This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, CFVI, Rumble, and/or a successor entity of the transaction has filed or will file relevant materials with the SEC, including an effective registration statement on Form S-4, which includes a proxy statement/prospectus of CFVI. The definitive proxy statement will be sent to all CFVI stockholders. Rumble, CFVI, and/or a successor entity of the transaction will also file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of CFVI are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Rumble, CFVI, or any successor entity of the transaction through the website maintained by the SEC at www.sec.gov.

The documents filed or that will be filed by CFVI with the SEC also may be obtained free of charge upon written request to CF Acquisition Corp. VI, 110 East 59th Street, New York, NY 10022 or via email at CFVI@cantor.com. The documents filed or that will be filed by Rumble or any successor entity of the transaction with the SEC also may be obtained free of charge upon written request to Rumble USA Inc., 444 Gulf of Mexico Drive, Longboat Key, FL 34228.

Participants in the Solicitation

CFVI and Rumble and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CFVI's stockholders in connection with the proposed transactions. CFVI's stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of CFVI in the registration statement. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from CFVI's stockholders in connection with the proposed business combination is set forth in the registration statement.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of CFVI or Rumble, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.